PROSPECTUS SUPPLEMENT NO. 7                                                          FILED PURSUANT TO RULE 424(B)(3)
(TO PROSPECTUS DATED APRIL 14, 2009)                                                                                     REGISTRATION NO. 333-158283

PACIFIC CONTINENTAL CORPORATION
750,000 SHARES OF COMMON STOCK

This prospectus supplement supplements information contained in that certain prospectus dated April 14, 2009, (as subsequently amended or supplemented, the “Prospectus”) relating to the offer and sale by the selling stockholders identified in the Prospectus of up to 750,000 shares of common stock of Pacific Continental Corporation.

This prospectus supplement includes our press release dated October 12, 2009 announcing the commencement of a $35 million public offering of common stock.

The information contained in the press release included in this prospectus supplement is dated as of the date of such press release.  This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered by reference to the Prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is October 12, 2009

NEWS RELEASE

FOR MORE INFORMATION CONTACT:	Hal Brown	Michael A. Reynolds
	CEO	Executive Vice President/CFO
	541 686-8685	541 686-8685

http://www.therightbank.com
E-mail: banking@therightbank.com

FOR IMMEDIATE RELEASE

PACIFIC CONTINENTAL ANNOUNCES COMMENCEMENT OF $35 MILLION PUBLIC
OFFERING OF COMMON STOCK

EUGENE, Ore., October 12, 2009 ---Pacific Continental Corporation (NASDAQ: PCBK), the bank holding company for Pacific Continental Bank, today announced that it has commenced an offering of approximately $35 million of its common stock in an underwritten public offering.  D.A. Davidson & Co. is serving as lead book-running manager of the offering, and Howe Barnes Hoefer & Arnett is serving as co-manager.  The Company intends to grant the underwriters a 30 day option to purchase up to an additional 15% of the common stock sold in the offering to cover over-allotments, if any.

The Company intends to use the net proceeds from the offering for general corporate purposes including organic growth and opportunistic acquisitions.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The offering will be made only by means of a prospectus, copies of which may be obtained from D.A. Davidson & Co., Equity Capital Markets, 8 Third Street North, Great Falls, MT 59401 or by calling toll-free (800) 332-5915, or Howe Barnes Hoefer & Arnett, 222 S. Riverside Plaza, 7th Floor, Chicago, IL 60606 or by calling toll-free 800-800-4693.

About Pacific Continental Bank
Pacific Continental Bank operates fourteen banking offices in Oregon and Washington with offices in three of the region's largest markets including Seattle, Portland, and Eugene. Pacific Continental targets the banking needs of community-based businesses, professional service providers and nonprofit organizations; additionally, the Bank provides private banking services. Pacific Continental Corporation's shares are listed on the NASDAQ Global Select Market under the symbol "PCBK” and are a component of the Russell 2000 Index. Supplementary information about Pacific Continental can be found online at www.therightbank.com.

Forward-Looking Statement Safe Harbor
This release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"). Such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected, including but not limited to the following: the high concentration of loans of the company's banking subsidiary in commercial and residential real estate lending; adverse economic trends in the United States and the markets we serve affecting the Bank’s borrower base; a continued decline in the housing and real estate market; a continued increase in unemployment or sustained high levels of unemployment; continued erosion or sustained low levels of consumer confidence; changes in the regulatory environment and increases in associated costs, particularly ongoing compliance expenses and resource allocation needs; vendor quality and efficiency; the company's ability to control risks associated with rapidly changing technology both from an internal perspective as well as for external providers; increased competition among financial institutions; fluctuating interest rate environments; a tightening of available credit and other risks and uncertainties discussed in the sections titled “Risk Factors”, “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, as applicable, from Pacific Continental’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date on which they are made and reflect management’s current estimates, projections, expectations and beliefs. Pacific Continental Corporation undertakes no obligation to publicly revise or update the forward-looking statements to reflect events or circumstances that arise after the date of this release. This statement is included for the express purpose of invoking PSLRA's safe harbor provisions.